                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20645



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            BROWN-FORMAN CORPORATION
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                   115637-10-0
                                 (CUSIP Number)


                               Thomas E. Rutledge
                            Ogden Newell & Welch PLLC
                                 1700 PNC Plaza
                            500 West Jefferson Street
                           Louisville, Kentucky 40202
                                 (502) 582-1601
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 1, 2002
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].


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CUSIP NO. 115637-10-0

(1)    Names of reporting persons..........................................      Sandra Anne Frazier
       I.R.S. Identification Nos. of above persons ........................          ###-##-####
---------------------------------------------------------------------------------------------------------

(2)    Check the appropriate box if a member of a group                         (a)
                                 (see instructions)                             -------------------------
                                                                                (b)
---------------------------------------------------------------------------------------------------------

(3)    SEC use only .......................................................
---------------------------------------------------------------------------------------------------------

(4)    Source of funds  (see instructions).................................               N/A
---------------------------------------------------------------------------------------------------------

(5)    Check if disclosure of legal proceedings is required pursuant to
       Items 2(d)or 2(e)
---------------------------------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization ...............................    United States of America
---------------------------------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

       (7)  Sole voting power .............................................              166,728
                                                                               --------------------------

       (8)  Shared voting power............................................            2,116,314
                                                                               --------------------------

       (9)  Sole dispositive power ........................................              166,728
                                                                               --------------------------

       (10) Shared dispositive power ......................................            2,116,314

---------------------------------------------------------------------------------------------------------

(11)   Aggregate amount beneficially owned by each reporting person                    2,283,042
---------------------------------------------------------------------------------------------------------

(12)   Check if the aggregate amount Row (11) excludes certain shares                     N/A
       (see instructions).
---------------------------------------------------------------------------------------------------------

(13)   Percent of class represented by amount in Row (11)..................                 7.88%
---------------------------------------------------------------------------------------------------------

(14)   Type of reporting person (see instructions) ........................               IN
---------------------------------------------------------------------------------------------------------


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



ITEM 1.  SECURITY AND ISSUER.

                            Brown-Forman Corporation
                              Class A Common Stock
                                850 Dixie Highway
                           Louisville, Kentucky 40210

ITEM 2.  IDENTITY AND BACKGROUND.

         a)       Name:                              Sandra Anne Frazier

         b)       Principal Business address:        149 Beacon Street, Apt. 5
                                                     Boston, Massachusetts 02116

         c)       Private investor.

         d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

         e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

ITEM 4.  PURPOSE OF TRANSACTION.

         N/A

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The amount of shares beneficially owned by the undersigned as of December 31, 2001, is as follows:

                                                   Aggregate         Percent
                                                     Number          of Class
                                                     ------          --------

         (a)      Beneficially Owned               2,283,042          7.88%

         (b)      Sole Voting Power                  166,728
                  Shared Voting Power              2,116,314
                  Sole Disposition Power             166,728
                  Shared Disposition Power         2,116,314

         (c) No transactions in Brown-Forman Corporation Class A Common Stock were effected by Sandra Anne Frazier in the last sixty days.

         (d) The undersigned, as a member of the Advisory Committee to a trust created by her grandmother, Amelia Brown Frazier, shares voting and disposal powers over 2,116,314 shares of Brown-Forman Corporation Class A common stock. The two other Advisory Committee members are Robinson S. Brown, Jr., 5208 Avish Lane, Louisville, Kentucky 40027, retired, former Chairman of the Board of Brown- Forman Corporation, and Owsley
                  B. Frazier, Brown-Forman Corporation, 4938 Brownsboro Road, Suite 200, Louisville, Kentucky 40222, retired, former Vice Chairman, Brown-Forman Corporation. Neither Mr. Brown nor Mr. Frazier has been convicted of a criminal offense or been found liable in a civil action involving securities laws in the last five years. Both are United States citizens.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2002
               --

/s/ Sandra Anne Frazier
------------------------
Sandra Anne Frazier


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